PHILLIPS NIZER LLP
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New York, NY 10103
(212) 977-9700
Fax (212) 262-5152

July 24, 2009

Mr. Jeffrey Riedler
Assistant Director
Divisiion of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	SignPath Pharma, Inc.
Registration Statement on Form S-1/A1
Filed June 22, 2009
File No. 333-158474

Dear Mr. Riedler:

As counsel to SignPath Pharma Inc. (the “Company”), we are hereby responding to the July 8, 2009 comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration on Form S-1, File No. 333-158474, last filed by the Company with the Commission on June 22, 2009.  The Company’s responses are set forth below following the same chronological comments in the Staff’s comment letter.

We have included three hard copies of Amendment No. 1 to the registration statement (the “Amendment No. 1”), filed with the Commission electronically today, one clean and two that are market to show changes from Amendment No. 1  Capitalized terms not otherwise defined in this letter are used here as defined in the registration statement.

General

1.
We note your response to prior comment 5. The transaction appears to be a primary offering and is not appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(xi). It appears that you are now seeking to conduct an offering on, an immediate and continuous basis at a fixed price in accordance with Rule 415(a)(1)(ix). Please revise your filing to clarify that this offering will be an immediate and continuous offering at a fixed price in accordance with Rule 415(a)(1)(ix) of the Securities Act. In addition, please remove the language on the cover page “Until such time, if ever, that our common stock is listed on the OTCBB, or otherwise traded” and the similar language in the Plan of Distribution on page 56 as this implies that your common stock will be sold at a different price once quoted on the OTCBB.

Dr. Lawrence Helson
SignPath Pharma, Inc.
July 24, 2009

This comment has been complied with on both the cover page and page 56 under “Plan of Distribution.”

2.	Please clarify on the cover page and on page 56 that the selling shareholders are underwriters rather than stating that they “may be deemed to be underwriters.”

This comment has been complied with on both the cover page and page 56 under “Plan of Distribution.”

Risk Factors. page 6

“We have sales, marketing or distribution capabilities” page 9

3.
Your heading to this risk factor appears to be inconsistent with your disclosure in the risk factor and elsewhere throughout the filing. Similarly, on page 28 you state “The Company intends to manufactures good manufacturing practice (GNP) grade of liposomal curcumin and nanocurcumin.”  This statement does not appear to be consistent with your disclosures throughout the filing. Please revise your disclosures on pages 9 and 28 accordingly.

This comment has been complied with.  The heading to the risk factor has been revised.  The disclosure in this risk factor is now consistent with the disclosure on page 28 under “Plan of Operations.”

“The Company’s officers, directors and principal stockholders...” page 21

4.
You disclose that “The Company’s founder, Bruce Meyers,...  Dr. Lawrence Helson, CEO, and Dr. Arthur Bollon, Director, beneficially own 2,350,000, 1,500,000, and 800,000 shares, respectively.” This does not appear consistent with your disclosure in the Principal Stockholders table on page 45. Please revise to explain or remove the inconsistencies.

This amount has been complied with.  The correct number of shares owned by these affiliates, as disclosed under Principal Stockholders on page 45, has been made and discrepancies removed.

5.
With regard to Bruce Meyer’s beneficial ownership, we note that you state on page 46 that his beneficial ownership does not include any shares owned by Meyers Associates. We also note that you state on page 46 that Mr. Meyers has the power to vote and dispose of the shares owned by Meyers Associates. Please revise to include the shares owned by Meyers Associates in the beneficial ownership of Mr. Meyer. Alternatively, please provide us with an analysis which supports your apparent conclusion that Mr. Meyer is not a beneficial owner of the shares owned by Meyers Associates.

Dr. Lawrence Helson
SignPath Pharma, Inc.
July 24, 2009

This comment has been complied with.  Bruce Meyers’ beneficial ownership under “Principal Stockholders” now includes the shares owned by Meyers Associates.

Dilution and Other Comparative Per Share Data, page 22

6.
We note that you state that as of March 31, 2009, you had a net tangible book value for your common stock of ($275,428), or approximately $(0.02) per share. In the table, however, you state that your net tangible book value per share before the offering is $0.02. Please supplementally explain why you used $0.02 rather than $(0.02).

This comment has been complied with.  The brackets were removed, as there is no deficit in net tangible book value.

Business, page 29

Raw Materials: Supplies, page 37

7.
On page 17 you disclose that “Liposomal curcumin is manufactured in Vienna, Austria by Polymun Inc. which we obtain under contract from Sabunsa Inc. of New Jersey.” Please expand your disclosure on page 37 to clarify your relationship with Sabunsa. If you have an agreement with Sabunsa, please expand your disclosure to disclose all the material terms of this agreement, including any payment provisions, each parties’ material obligations, the term and any termination provisions and please file a copy of this agreement. Alternatively, please provide us with an analysis that supports your apparent conclusion that you are not substantially dependent on this agreement pursuant to Item 601(b)(10) of Regulation S-K.

There is no contract with Sabinsa, Inc.  The raw material was purchased by the Company pursuant to purchase orders only.  There are very stringent new regulations by the European Medicines Agency and the FDA and the Company is negotiating terms of purchase of curcumin with the Sigma Aldrich Fine Chemicals which is GMP complaint, rather than with Sabinsa.  The disclosures on pages 17 and 37 are now consistent.

Dr. Lawrence Helson
SignPath Pharma, Inc.
July 24, 2009

Intellectual Property page 38

Agreement with The Johns Hopkins University, page 38

8.
We note that you state that your sponsored research agreement with Dr. Anirban Maitra ended on September 18, 2008. Please clarify the current status of this agreement and whether the terms of the agreement still apply to your business.

This comment has been complied with.  Dr. Maitra’s agreement has not been extended.  The Company has disclosed that “subject to current research activity, new opportunities and the availability of funds, Dr. Maitra’s contract may be renewed for additional programs.”

Management. page 41

9.
We are re-issuing prior comment 52. Please note that Item 407(a)(1) of Regulation S-K requires you to identify each director that is independent under the applicable listing standards identified in that item. See Item 407(a)(l)(ii) for the independence definitions to be used when the registrant is not a listed issuer. In addition, if such independence standards contain independence requirements for the committees of the board, identify each member that is not independent under such committee independence standards. If you do not have any independent directors please revise to provide such disclosure.

This comment has been complied with.

Executive and Consultant Compensation, page 43

10.
You disclose in the first paragraph of this section, “During the calendar year ended December 31, 2008, Dr. Helson was paid $49,632 and $100,000 of his salary was unpaid. The Company may elect to pay the unpaid salary in shares of the Company’s Common Stock.” In footnote (1) to the table, however, you state “Under Dr. Helson’s employment contract he is to receive a base salary of $200,000 per annum. He received $49,632 during 2008 and does not expect to be paid the additional $150,368 due under his employment contract, which amount has not been accrued.” Please revise your disclosure to clarify the following:

•	The amount of Dr. Helson’s salary that was due under his contract but unpaid in 2008, and

•	Whether the unpaid salary will be paid in common stock and, if so, the number of shares of common stock which you expect to issue.

Dr. Lawrence Helson
SignPath Pharma, Inc.
July 24, 2009

This comment has been complied with.  The amount of Dr. Helson’s contract which was unpaid in 2008, has been revised in the first paragraph of this section to be $150,368 the same as footnote (1) to the table and written off.

Selling Stockholders, page 46

Additional Disclosures. page 49

Comparison of Company Proceeds from the Preferred Stock Offering to Potential
Investor Profit, page 50

11.
Please compare your proceeds from the offering to the investor profit by including a line item in the table depicting the total amounts the investors will receive if they sell all the shares they are entitled to obtain.

This comment has been complied with and a new footnote (3) has been added.  It should be noted, however, that the investors purchased shares of Preferred Stock from the Company at $.85 per share.  The fixed resale price set forth on the cover page is $.85 per share.  They are the same because the Company does not expect the selling stockholders will sell shares prior to there being a public listing for its shares.  References to such public listing have been deleted from the cover page and  the “Plan of Distribution.”  In addition, the selling stockholders must pay an exercise price of $1.27 per share issuable upon exercise of warrants.  If they were to exercise and sell these shares it would be at a loss.  We believe this comment is relevant in a case where the preferred stock conversion price is at a discount to market and there is a public market for the issuer’s securities.  In this case the investors will receive less than what they paid if they sell all shares they are entitled to obtain, so we believe that the comment should be deleted although we have responded accordingly.

12.
You disclose in footnote (2) that the amount of net proceeds includes fees paid in connection with this offering. Please revise your table to separately list each of these fees and identify to whom the fees were paid. In addition, to the extent these fees differ from the fees you have disclosed on page 49, please provide an explanation as to why and how they are different.

This comment has been complied with.  Each of these fees is listed separately in the table and footnoted to whom they were paid.  The fees disclosed on page 49 under “Payments Made in Connection with the Financing” have been reconciled to these on page 50 under “Comparison of Company Proceeds” to only relate to the Selling Stockholders.

Dr. Lawrence Helson
SignPath Pharma, Inc.
July 24, 2009

Relationships and Arrangements with Selling Stockholders....  Page 50

13.
We note that you state that you have no relationships or arrangements with any person with whom any of the selling stockholders has a contractual relationship regarding the transaction. It appears that your selling stockholders had a contractual relationship with Meyers Associates as you disclose on page 49, “Meyers Associates LP, a FINRA member firm participating in the private placement, received cash compensation of $150,188, plus reimbursement for expenses in the amount of $57,789.”  Please provide all of the information previously requested in prior comment 12 regarding descriptions of the relationships and arrangements in the past three years with Meyers Associates and copies of the relevant agreements.

This comment has been complied with.  A form of subscription agreement between the Company and the selling stockholders has been previously filed as Exhibit 4.5, together with all other shareholder agreements under Exhibit 4.1 – 4.4.  The Placement Agency Agreement and Indemnification Agreement between the Company and Meyers Associates have been filed as Exhibit 10.12 and 10.13, respectively.  All agreements among the selling stockholders, their affiliates and any person with whom any Selling Stockholder has a contractual relationship have been filed as Exhibits.

Financial Statements

Statements of Cash Flows, page F-13

14.
We acknowledge your response to prior comment 60. With regards to the common stock issued for services of $737,406 in 2008, we noted that the majority of this expense relates to stock issued in conjunction with preferred stock bridge financing in the amount of $633,000. Please tell us what the remaining $104,000 balance comprises and where these expenses are classified in your statements of operations.

The entire $737,406 was issued in relation to the stock issued in conjunction with preferred stock bridge financing. During 2008, the Company issued 1,107,500 shares at approximately $0.67 per share.  The detail of each stock sale is itemized in Note 4 to the financial statements titled “Equity Transactions.”

15.	Under financing activities you disclosed cash proceeds from notes payable as a negative cash inflow. Please revise to present the financing cash proceeds and repayments on a gross basis.

The Company has revised its statement of cash flows to present financing cash proceeds and repayments on a gross basis.

Dr. Lawrence Helson
SignPath Pharma, Inc.
July 24, 2009

16.
You disclosed cash flows from financing activities arising from proceeds from notes payable of $590,500 and preferred stock issued for cash of $612,000 for 2008 in your initial Form S-1 registration statement. In the recently filed amended Form S-I registration statement you disclosed proceeds from notes payable of $257,000 and preferred stock issued for cash of $1,501,876 for 2008. Since notes payable and preferred stock issuances represent a significant source of financing and are included in audited financial statements please tell us how and why the financing cash flow amounts changed. Please also incorporate these revisions to the audited financial statements in the restatement footnote.

The Company received total proceeds from the issuance of preferred stock of $1,501,876.  This includes $612,000 directly received in cash, $847,500 converted from bridge loans and accrued interest thereon of $42,376. The statements of cash flows properly show a non cash financing activity of preferred stock issued for bridge financing of $889,876 which is the total of $847,500 of bridge loans and accrued interest of $42,376.   Errors were made in responding to the prior comment letter dated May 5, 2009. The changes were reversed in  the restated financial statements and footnotes.

Note 4- Equity Transactions, page F-16

17.
We acknowledge your responses to prior comments 65 and 66. Please tell us why you assumed a warrant exercise price of $.85 rather than $1.27 to determine the warrant expense. In addition, please tell us how you determined the number of warrants used in the calculation as it appears it should have been 2,132,590 to represent the aggregate number of warrants.

Management has corrected the assumed exercise price and has corrected the number of warrants.  The Company has calculated that the total warrants outstanding as of December 31, 2008 is 1,767,713.  This is calculated based on the 1,501.88 “units” sold by the Company as of December 31, 2008 multiplied by the 1,177 common shares able to be purchased with each warrant.  These changes have been included in the restated financial statements and footnotes.

18.	We acknowledge your response to prior comment 6. Please disclose the assumptions used to determine the value the warrants issued.

Management has disclosed these assumptions in Footnote 7 of the notes to the financial statements.

Dr. Lawrence Helson
SignPath Pharma, Inc.
July 24, 2009

Note 8. Restatement, page F-18

19.
Provide a comparison of the cash flow statement for the year ended December 31, 2008 as revised and as originally presented and disclose the correction of the error(s) in your cash flow statement for the year ended December 31, 2008.

A comparison cash flow statement has been included in Note 8 to show the revised and original statements of cash flows for the year ended December 31, 2008.

*           *           *

If you have any questions, please do not hesitate to contact the undersigned at (212) 841-0707.

Very truly yours,

PHILLIPS NIZER LLP

/s/ Elliot H. Lutzker
Elliot H. Lutzker

cc:           Dr. Lawrence Helson